DECHERT LLP
1900 K Street, N.W.
Washington, D.C.  20006
(202) 261-3300

July 22, 2019

VIA EDGAR CORRESPONDENCE

Edward P. Bartz, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	The Weitz Funds –
Registration Statement on Form N-1A
File Nos. 333-107797 and 811-21410

Dear Mr. Bartz:

On behalf of The Weitz Funds (the “Registrant”), which filed Post-Effective Amendment No. 43 to its Registration Statement on Form N-1A (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) pursuant to Rule 485(a) under the Securities Act of 1933 (“1933 Act”) on May 15, 2019 for the purpose of reflecting certain changes to the Registration Statement for the Hickory Fund (the “Fund”) in connection with certain proposed changes to the investment strategies employed by the Fund, I wish to respond to the comments on the Registration Statement that you recently provided to Gary E. Brooks and me by telephone.  The responses on behalf of the Registrant to each of the comments are set forth below.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registration Statement.

1.  Prospectus - Page 3 – Prospectus Summary
Comment:  The Fund’s “Principal Investment Strategies” disclosure states that “the Fund considers medium-sized companies to be issuers with a market capitalization … of greater than $1 billion and less than or equal to the market capitalization of the largest company in the Russell Midcap Index.”  Please include additional disclosure noting the market capitalization figure for the largest company in the Russell Midcap Index as of a recent practicable date.

Response:  The requested disclosure has been added.

2.  Prospectus - Page 6 – Additional Information About Investment Strategies and Related Risks
Comment:  In the subsection of the prospectus titled “Additional Information About Investment Strategies”, the Fund’s disclosure states that the Fund invests in “a variety of securities convertible into common stocks such as rights, warrants, convertible preferred stock and convertible bonds … put and call options…securities issued by non-U.S. companies … [and] securities of other investment companies, which may include exchange-traded funds.”  Please supplementally confirm whether these investments are a part of the Fund’s principal investment strategies.  If these investments are considered a part of the Fund’s principal investment strategies, please add appropriate disclosure describing these investments to the “Principal Investment Strategies” subsection of the prospectus. If not, please revise the referenced disclosure to distinguish these investments as being a part of the Fund’s non-principal investment strategies.

Response:  The Registrant notes that the Fund does not intend to invest in the securities described above as a part of the Fund’s principal investment strategies. Therefore, the Registrant has revised the disclosure in the “Additional Information About Investment Strategies” subsection of the prospectus to clarify that these types of investments are a part of the Fund’s non-principal investment strategies.

3.  Prospectus - Page 6 – Additional Information About Investment Strategies and Related Risks
Comment:  In the subsection of the prospectus titled “Additional Information About Investment Strategies”, the Fund’s disclosure references investment in convertible bonds. Please supplementally confirm whether the Fund expects to invest in contingent convertible (“CoCo”) instruments. If so, please include additional CoCo-specific disclosure in the “Additional Information About Investment Strategies” and “Risks of Investing in the Fund” subsections of the prospectus.

Response:  The Registrant confirms that the Fund does not intend to invest in CoCo instruments and therefore does not intend to include additional CoCo-specific disclosure in the prospectus.  If in the future the Fund were to begin making significant investments in CoCo instruments, the Registrant will reconsider including CoCo-specific disclosure in the Fund’s prospectus.

4.  Prospectus - Page 6 – Additional Information About Investment Strategies and Related Risks
Comment:  In the subsection of the prospectus titled “Additional Information About Investment Strategies”, the Fund’s disclosure references investment in the securities of other investment companies, which may include exchange-traded funds. Please supplementally confirm whether the Fund is required to include an “Acquired Fund Fees and Expenses” line item in its “Fees and Expenses of the Fund” table based on the Fund’s investments in other investment companies.

Response:  The Registrant confirms that, while the Fund may invest in other investment companies, for the fiscal year ended March 31, 2019, acquired fund fees and expenses did not exceed 0.01% of the average net assets of the Fund.  Therefore, in accordance with Item 3(f)(i) of Form N-1A, the line item for acquired fund fees and expenses will be omitted from the “Fees and Expenses of the Fund” table and any acquired fund fees and expenses will be included in the “Other expenses” line item of the table.

5.  Prospectus - Page 6-7 – Additional Information About Investment Strategies and Related Risks
Comment:  In the subsection of the prospectus titled “Risks of Investing in the Fund”, the disclosure identifies several risk factors that are not included in the Fund’s “Principal Investment Risks” subsection of the prospectus. Please supplementally confirm whether these risks are considered principal investment risks.  If these risks are considered principal investment risks, please add appropriate risk disclosure describing these risks to the “Principal Investment risks” subsection of the prospectus. If these risks are not considered principal investment risks, please revise the disclosure in the referenced subsection to clarify that certain risks are non-principal investment risks.

Response:  The Registrant notes that the risk factors identified are considered non-principal investment risks. Accordingly, the Registrant has included additional disclosure in the lead-in paragraph of the subsection explaining that the disclosure identifies “certain other risks that may apply to the Fund when it makes investments or engages in investment techniques that are not a part of its principal investment strategies.”

* * * *
I trust that the foregoing is responsive to each of your comments.
Please do not hesitate to contact the undersigned by telephone at (202) 261-3364 or via e-mail at patrick.turley@dechert.com with any questions or comments you may have regarding the foregoing.
Very truly yours,
/s/ Patrick W.D. Turley